Gary R. Henrie
Attorney at Law

8275 S. Eastern Ave., Suite 200	Telephone: 702-616-3093
Las Vegas, NV 89123	Facsimile: 435-753-1775
E-mail: grhlaw@comcast.net
November 10, 2005
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 0510
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Stinger Systems, Inc.
Form S-1 filed February 8, 2005
File No. 333-122583
Dear Ms. Hardy:
This letter is in response to your comment letter dated November 9, 2005 regarding the above referenced filing and accompanies Amendment No. 7 to the filing. We have listed each comment and then have indicated how we have responded to the comment. Please reach me at 702-616-3093 if you have any questions.
We may not be able to protect our patent rights, trademarks and other proprietary rights, page 8
1. We note the revision of your agreement regarding the patents. Please provide us with a signed copy of the amended agreement. Based on the terms of the agreement which were in effect as of your June 30, 2005 balance sheet date, EITF D-98 requires the shares that were issued in connection with your patent acquisition to be classified outside of permanent equity. Please amend your financial statements to classify these redeemable equity securities outside of permanent equity and provide a footnote which clearly discloses the terms of the redemption agreement. Please note that you may discuss the revised agreement in a subsequent event footnote to your June 30, 2005 financial statements and display a proforma balance sheet along side your historical balance sheet to give effect to the reclassification of the redeemable equity securities.
Response: We have amended our financial statements for the periods ending December 31, 2004 and June 30, 2005 to classify these redeemable equity securities outside of permanent equity, and added a footnote that discloses the terms of the redemption agreement. We have attached to this letter a signed copy of the amended agreement, and added the agreement to the prospectus as Exhibit 10.16.

MD&A — Critical Accounting Policies — Intangible Assets, page 18
2. We note that you assumed 20,000 sales units starting during the initial volume production of sales in Fall 2005. Please confirm for us that this production has started and that you fully expect to fulfill those assumptions. If the production has yet to start or you do not fully expect to sell 20,000 stun guns as of December 31, 2005, address for us whether this expected inability to meet the critical assumptions underlying your impairment analysis would be a triggering event under SFAS 141. Tell us when or if production has begun and the number of units sold to date.
Response: We have revised the prospectus at page 18 to better clarify the language for the assumptions that were used in the projection model.
It appears from this inquiry that there was confusion as to the Company’s projections during year 1. The Company is projecting 20,000 sales units during the first year (i.e. first 12 months) of volume production, in which the volume production is to begin in Fall 2005.
The volume production began in October 2005, as stated in our press release dated October 10, 2005. We have sold over 60 sales units to date and have over 1,000 Trial & Evaluation requests on back-order while our manufacturers and suppliers fulfill our production orders. The Company fully anticipates fulfilling these conservative assumptions of the projection model during the first year. The fulfillment of sales units is further substantiated by the fact that we have several current Trial & Evaluations by potential customers interested in purchasing units in quantities ranging between 5,000 to 12,000 units by a single customer, not including other sales outside of these ranges. Furthermore, if 2-4 of these potential customers purchase our product, we have achieved our first year sales projections. Our projections and assumptions are consistent with competitor companies’ sales during the earlier stages of growth, and therefore support our future cash flows generated from our working capital. Based on the above underlying assumptions and those already disclosed in the prospectus, the Company does not foresee any triggering events that would create any potential impairment’s under SFAS 141.
MD&A — Critical Accounting Policies — Purchase Accounting, page 20
3. Please amend your critical accounting policies to provide a comprehensive discussion of how you determine that the intangible asset value placed on the stun gun technology acquired from EDT is appropriate. Specifically address the material underlying assumptions you used to determine the fair value of this asset.
Response: We have revised the prospectus at page 20 to address our critical accounting policies as follows:
Purchase Accounting. Our purchase accounting policy is to record any acquisitions in accordance with current accounting pronouncements and allocate the purchase price to the net assets. The Company evaluates the fair market values of tangible and intangible assets based on current market conditions, and financial and economic factors.

Intangible assets are valued using several cash flow projection models and financial models to establish a baseline for their respective valuations. The Company valued its acquisition of the stun gun technology based on the competitive advantage the technology provides. These competitive advantages are analyzed in relation to the current market and may include valuation techniques, such as the cost to develop the technology, the cost of designing around the claims of the patent or technology, comparable transactions of like-kind patents or technology, and discounted cash flows of future incremented profits that may be generated. The Company valued its intangible assets, including its stun gun technology, utilizing the aforementioned techniques. The Company’s policy is to expense in-process research and development costs at acquisition.
Very truly yours,

Gary R. Henrie